OraSure Technologies, Inc.

220 East First Street

Bethlehem, PA 18015

October 31, 2024

VIA EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Irene Paik, James Lopez

Re:	ORASURE TECHNOLOGIES INC

Form 8-K

Filed April 12, 2024

File No. 001-16537

Dear Ladies and Gentlemen:

OraSure Technologies, Inc. (the “Company”) is submitting this letter in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated October 17, 2024 (the “Comment Letter”), relating to the Company’s Current Report on Form 8-K filed with the Commission on April 12, 2024 (the “Form 8-K”). For your convenience, the Staff’s comment is reproduced in bold type below, followed by the Company’s response thereto.

Form 8-K filed April 12, 2024

Item 1.05 Material Cybersecurity Incidents, page 1

1.

We note your response to our comment that you determined to disclose the cybersecurity incident under Item 1.05 of Form 8-K because you determined that the incident was material based on qualitative considerations. We refer you to the statements in the Form 8-K that you did not “anticipate this incident will have a material impact” on your financial condition and results of operations, and that while you believed you had contained the incident, you “continue[d] to investigate” the matter. Please advise us of your intention to file an amended Form 8-K pursuant to Instruction 2 to Item 1.05.

OraSure Technologies, Inc.

220 East First Street

Bethlehem, PA 18015

Response:

The Company respectfully acknowledges the Staff’s comment. Upon review of Instruction 2 to Item 1.05 of Form 8-K, the Company does not intend to file an amended Form 8-K at this time. Pursuant to Instruction 2 to Item 1.05 of Form 8-K, the Company is required to amend the 8-K if “information called for in Item 1.05(a) is not determined or is unavailable at the time of the required filing . . . . ” The Company advises the Staff that it has substantially completed its investigation of the cybersecurity incident described in the Form 8-K (the “Incident”), but is continuing to monitor the situation and since the filing of the Form 8-K on April 12, 2024, no new information has arisen from such investigation relating to “the material aspects of the nature, scope, and timing of the incident, and the material impact or reasonably likely material impact on the registrant . . . .” As a result, the Company does not believe that amending the Form 8-K is required by Instruction 2 to Item 1.05 of Form 8-K. If new facts arise in the future relating to the Incident, the Company intends to evaluate such new information in light of Instruction 2 to Item 1.05 of Form 8-K and will determine if an amendment to the Form 8-K is necessary without unreasonable delay.

If you or any other member of the Staff have any questions regarding the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please do not hesitate to contact the undersigned at (801) 602-1110

Sincerely,

/s/ Carrie Eglinton Manner
Carrie Eglinton Manner
President, Chief Executive Officer

cc:	Stefano Taucer, General Counsel, OraSure Technologies, Inc.

Rachael M. Bushey, Goodwin Procter LLP

Justin M. Platt, Goodwin Procter LLP